EX-23(d)

December 30, 1997

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

We have read the "Auditor" section included on page 9 of part B of the October 31, 1997 annual report to shareholders for the Noah Investment Group, Inc., provided pursuant to Item 304(a)(3) of Regulation S-X and Item 23 of the Instructions of Form N-1A and are in agreement with the statements contained therein.

Very truly yours,

By: /s/ Dale J. Kent

    Dale J. Kent